DHT Holdings, Inc.
Clarendon House
2 Church Street, Hamilton HM 11
Bermuda
Tel: +1 (441) 299-4912

December 5, 2014

Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-3561
Attention:	Mr. J. Nolan McWilliams
Mr. Ryan Adams

Re:	DHT Holdings, Inc.
Registration Statement on Form F-3
File No. 333-199697

Dear Mr. McWilliams and Mr. Adams:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended,  DHT Holdings, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement filed on Form F-3, as amended (the “Registration Statement”), be declared effective at 4 p.m., Eastern Time, on Tuesday, December 9, 2014, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

●
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Erik R. Tavzel at (212) 474-1796, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

/s/ Eirik Ubøe
Eirik Ubøe
Chief Financial Officer
DHT Holdings, Inc.

[Signature Page to Acceleration Request]